Exhibit 12

[Applica Logo]

FOR IMMEDIATE RELEASE

Contact:	Investor Relations Department (305) 362-2611 investor.relations@applicamail.com

Applica Incorporated Reports 2003 Third-Quarter and
First Nine Months Financial Results

     Miami Lakes, Florida (October 30, 2003) — Applica Incorporated (NYSE: APN) today announced that third-quarter sales for 2003 were $173.5 million, a decrease of 11.0% from the same period in 2002. For the first nine months of 2003, net sales declined 14.7% to $431.6 million. The decrease was largely the result of planned lower contract manufacturing sales and softer U.S. sales.

     Applica reported earnings for the 2003 third quarter of $4.9 million, or $0.20 per diluted share, compared with earnings of $5.2 million, or $0.22 per diluted share, for the 2002 third quarter. The third-quarter 2003 earnings included $16.2 million ($9.7 million, net of tax) of equity in the net earnings of a joint venture in which Applica owns a 50% interest and expenses of $1.9 million ($1.1 million, net of tax) related to the early extinguishment of $30.0 million of debt. For the first nine months of 2003, Applica reported net income of $21.7 million, or $0.87 per diluted share, as compared to a loss of $78.9 million, or $3.37 per share for the same period last year. The 2003 earnings included $55.2 million ($33.1 million, net of tax) of equity in the net earnings of a joint venture and expenses of $1.9 million ($1.1 million, net of tax) related to the early extinguishment of debt. In the first nine months of 2002, Applica recognized an adjustment of $121.3 million ($78.8 million, or $3.37 per share, net of tax) to reduce the carrying value of goodwill pursuant to the provisions of SFAS 142.

     Applica’s gross profit margin decreased to 29.5% in the three-month period ended September 30, 2003 as compared to 33.2% for the same period in 2002. For the nine-month period ended September 30, 2003, the gross profit margin decreased to 29.8% as compared to 31.5% for the same period in 2002. The gross profit margin decrease is primarily attributed to a poor product mix and unabsorbed overhead related to lower production levels at our manufacturing facilities.

     At September 30, 2003, total debt as a percentage of total capitalization was 39.0%, with total debt of $156.1 million and shareholders’ equity of $244.5 million. The Company’s book value per share was $10.33 at September 30, 2003. Capital expenditures for the first nine months ended September 30, 2003 and 2002 were $9.5 million and $12.3 million, respectively.

     Harry D. Schulman, Applica’s President and Chief Executive Officer, commented, “We are disappointed with our performance for the third quarter and the year, and we are taking specific cost reductions actions to address the fixed costs in our operating model. Finally, we are very excited about being able to announce our relationship with The Procter & Gamble Company. This begins an exciting new chapter in Applica’s history combining our strength in application technology with a premier partner and leader in consumer packaged goods. We expect a national launch of the first two products under this alliance to occur in the second quarter of 2004.”

     Applica will hold a conference call today at 11:00 a.m., Eastern Time, to discuss its third-quarter and year-to-date results and to give guidance on future results and trends in operations. Live audio of the conference call will be simultaneously broadcast over the Internet and will be available to members of the news media, investors and the general public. The conference call is expected to last approximately one hour. Broadcast of the event can be accessed on the Company’s website, www.applicainc.com by clicking on the Investor Relations page. You may also access the call via CCBN, at www.streetevents.com. The event will be archived and available for replay through Thursday, November 6, 2003, at midnight.

     Applica Incorporated and its subsidiaries are manufacturers, marketers and distributors of a broad range of branded and private-label small electric consumer goods. The Company manufactures and distributes small household appliances, pest control products, home environment products, pet care products and professional personal care products. Applica markets products under licensed brand names, such as Black & Decker®, its own brand names, such as Windmere®, LitterMaid® and Applica™, and other private-label brand names. Applica’s customers include mass merchandisers, specialty retailers and appliance distributors primarily in North America, Latin America and the Caribbean. The Company operates manufacturing facilities in China and Mexico. Applica also manufactures products for other consumer products companies. Additional information regarding the Company is available at www.applicainc.com.

     Certain matters discussed in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements. These factors include uncertainties regarding the impact that the war with Iraq or terrorist activities may have on the economy; adverse effects of newly acquired businesses or product lines; the bankruptcy or loss of a major retail customer, distributor or supplier; economic conditions and the retail environment; the Company’s dependence on the timely development, introduction and customer acceptance of products; competitive products and pricing; reliance on key customers; dependence on foreign suppliers and supply and manufacturing constraints; increases in raw materials costs; cancellation or reduction of orders; the uncertainties in the Latin American economies; the potential for product recalls and product liability claims, and other risks and uncertainties detailed from time to time in the Company’s Securities and Exchange Commission filings, including the Annual Report on Form 10-K for the year ended December 31, 2002, and the subsequent Form 10-Q reports. Readers are cautioned not to place undue reliance on forward-looking statements. Applica undertakes no obligation to publicly revise any forward-looking statements to reflect events or circumstances that arise after the date hereof.

Applica Incorporated and Subsidiaries

CONSOLIDATED BALANCE SHEETS

	September 30,
	2003	December 31,
	(Unaudited)	2002

	(In thousands)
Assets
Current Assets:
Cash and cash equivalents	$6,974	$7,683
Accounts and other receivables, less allowances of $17,408 in 2003 and $15,830 in 2002	133,912	146,567
Receivables from affiliates	1,587	2,060
Inventories	150,181	111,453
Prepaid expenses and other	13,975	11,862
Refundable income taxes	3,939	1,663
Future income tax benefits	14,654	18,654

Total current assets	325,222	299,942
Investment in Joint Venture	5,038	1,249
Property, Plant and Equipment - at cost, less accumulated depreciation of $125,488 in 2003 and $109,949 in 2002	71,315	76,963
Future Income Tax Benefits, Non-Current	43,070	54,378
Goodwill	62,812	62,812
Other Intangibles, Net	14,528	20,860
Other Assets	3,990	5,461

Total Assets	$525,975	$521,665

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable	$52,641	$31,446
Accrued expenses	65,789	74,686
Current maturities of long-term debt	151	144
Current taxes payable	4,613	518
Deferred rent	319	372

Total current liabilities	123,513	107,166
Other Long-Term Liabilities	2,077	1,533
Long-Term Debt, Less Current Maturities	155,931	193,838
Shareholders’ Equity:
Common stock – authorized:75,000 shares of $.10 par value; issued and outstanding: 23,657 shares in 2003 and 23,497 shares in 2002	2,366	2,350
Paid-in capital	156,432	155,395
Retained earnings	92,942	71,251
Note receivable – officer	(1,496)	(1,496)
Accumulated other comprehensive earnings (loss)	(5,790)	(8,372)

Total shareholders’ equity	244,454	219,128

Total liabilities and shareholders’ equity	$525,975	$521,665

Applica Incorporated and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Three Months Ended September 30,

	2003		2002

	(In thousands, except per share data)
Net sales	$173,512	100.0%	$194,851	100.0%

Cost of goods sold	122,257	70.5	130,243	66.8
Gross profit	51,255	29.5	64,608	33.2
Selling, general and administrative expenses:
Operating expenses	54,105	31.2	47,050	24.2
Repositioning charge	—	—	5,397	2.8

Operating earnings (loss)	(2,850)	(1.7)	12,161	6.2
Other expense (income):
Interest expense	3,597	2.1	4,967	2.5
Interest and other income	(245)	(0.1)	(866)	(0.4)
Loss on early extinguishment of debt	1,906	1.0	—	—
Gain on litigation settlement	—	—	(557)	(0.3)

	5,258	3.0	3,544	1.8

Earnings (loss) before equity in net earnings (loss) of joint venture and income taxes	(8,108)	(4.7)	8,617	4.4
Equity in net earnings (loss) of joint venture	16,199	9.3	(598)	(0.3)

Earnings (loss) before income taxes	8,091	4.6	8,019	4.1
Income tax expense (benefit)	3,236	1.8	2,805	1.4

Net earnings (loss)	$4,855	2.8%	$5,214	2.7%

Earnings (loss) per common share:
Earnings (loss) per common share – basic	$0.21		$0.22

Earnings (loss) per common share – diluted	$0.20		$0.22

Applica Incorporated and Subsidiaries
CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

	Nine Months Ended September 30,

	2003		2002

	(In thousands, except per share data)
Net sales	$431,598	100.0%	$505,948	100.0%
Cost of goods sold	302,882	70.2	346,562	68.5

Gross profit	128,716	29.8	159,386	31.5
Selling, general and administrative expenses:
Operating expenses	135,320	31.4	137,545	27.2
Repositioning charge	—	—	10,643	2.1

Operating earnings (loss)	(6,604)	(1.6)	11,198	2.2
Other expense (income):
Interest expense	11,431	2.6	12,624	2.5
Interest and other income	(893)	(0.2)	(1,612)	(0.3)
Loss on early extinguishment of debt	1,906	0.4	—	—
Gain on litigation settlement	—	—	(557)	(0.1)

	12,444	2.8	10,455	2.1

Earnings (loss) before equity in net earnings (loss) of joint ventures, income taxes and cumulative effect of change in accounting principle	(19,048)	(4.4)	743	0.1
Equity in net earnings (loss) of joint ventures	55,199	12.8	(783)	(0.1)

Earnings (loss) before income taxes and cumulative effect of change in accounting principle	36,151	8.4	(40)	0.0
Income tax expense (benefit)	14,460	3.4	(16)	0.0

Earnings (loss) before cumulative effect of change in accounting principle	21,691	5.0	(24)	0.0
Cumulative effect of change in accounting principle, net of tax benefit of $0 and $42,447 in 2003 and 2002	—	—	(78,829)	(15.6)

Net earnings (loss)	$21,691	5.0%	$(78,853)	(15.6)%

Earnings (loss) per common share — basic:
Earnings (loss) before cumulative effect of change in accounting principle	$0.92		$0.00
Cumulative effect of change in accounting principle	—		(3.37)

Earnings (loss) per common share – basic	$0.92		$(3.37)

Earnings (loss) per common share — diluted:
Earnings (loss) before cumulative effect of change in accounting principle	$0.87		$0.00
Cumulative effect of change in accounting principle	—		(3.37)

Earnings (loss) per common share – diluted	$0.87		$(3.37)